

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 13, 2007

Mr. Robert H. Barghaus
Vice President and Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

      **RE:**    **Form 10-K for the Fiscal Year ended January 31, 2006**
              **Forms 10-Q for the Fiscal Quarters ended April 30, 2007, July, 31, 2007**
              **and October 31, 2007**
              **File No. 1-13026**

Dear Mr. Barghaus:

     We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                            Sincerely,

                            Rufus Decker
                            Branch Chief